COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

02034353

02 MAY 22 AM 10: 1

SUPPL

May 9, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed in the English language an interim report as of March 31, 2002. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7302.

Very truly yours,

COMMERZBANK AG
NEW YORK BRANCH

Steven Troyer
Vice President and Counsel (USA)

Renee Pecot-Xenakis
Assistant Treasurer

enclosure

PROCESSED
JUN 0 6 2002
P
THOMSON
FINANCIAL

dlw 5/29

interim report as of march 31, 2002

COMMERZBANK



Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Telephone (+49 69) 136-2 23 38 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
789 branches in Germany

Group companies and major holdings

In Germany

- ADIG Allgemeine Deutsche Investment-Gesellschaft mbH, Munich/Frankfurt am Main
- CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
- CFM Commerz Finanz Management GmbH, Frankfurt am Main
- comdirect bank AG, Quickborn
- Commerz Asset Managers GmbH, Frankfurt am Main
- Commerzbank Investment Management GmbH, Frankfurt am Main
- Commerz Grundbesitzgesellschaft mbH, Wiesbaden
- CommerzLeasing und Immobilien AG, Düsseldorf
- Commerz NetBusiness AG, Frankfurt am Main
- Hypothekenbank in Essen AG, Essen
- RHEINHYP Rheinische Hypothekenbank AG, Frankfurt am Main
- Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad

- ADIG-Investment Luxemburg S.A., Luxembourg
- AFINA Bufete de Socios Financieros, S.A., Madrid
- BRE Bank SA, Warsaw
- Caisse Centrale de Réescompte, S.A., Paris
- Commerzbank (Budapest) Rt., Budapest
- Commerzbank Capital Markets Corporation, New York
- Commerzbank Capital Markets (Eastern Europe) a.s., Prague
- Commerzbank (Eurasija) SAO, Moscow
- Commerzbank Europe (Ireland), Dublin
- Commerzbank International S.A., Luxembourg
- Commerzbank International (Ireland), Dublin
- Commerzbank (Nederland) N.V., Amsterdam
- Commerzbank (South East Asia) Ltd., Singapore
- Commerzbank (Switzerland) Ltd, Zurich/Geneva
- Commerz (East Asia) Ltd., Hong Kong
- Commerz Futures, LLC, Chicago
- Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
- Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
- Hispano Commerzbank (Gibraltar) Ltd., Gibraltar
- Jupiter International Group plc, London
- Montgomery Asset Management, LLC, San Francisco
- P. T. Bank Finconesia, Jakarta
- Banque Marocaine du Commerce Extérieur, S.A., Casablanca
- Korea Exchange Bank, Seoul
- Majan International Bank SAOC, Muscat
- Unibanco – União de Bancos Brasileiros S.A., São Paulo

Foreign branches

Antwerp · Atlanta (agency) · Barcelona · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices

Almaty · Bahrain · Bangkok · Beijing · Beirut · Bratislava · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

31.12.2001	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	535,603	105,837	31,858	9,150	8,999
Interest-based forward transactions	1,481,997	820,908	632,806	30,148	33,003
Other forward transactions	81,392	82,810	4,000	6,691	6,261
Total	**2,098,992**	**1,009,555**	**668,664**	**45,989**	**48,263**
of which: traded on a stock exchange	*206,386*	*10,602*	*3,158*		

(28) Market risk arising from trading activities

The market risk arising from trading activities in the Corporate and Investment Banking division shows the values-at-risk broken down by business line (97.5% confidence interval, overnight), and thus the possible overnight losses. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2001 annual report, pages 52ff.

Portfolio	31.3.2002	31.12.2001
	€ m	€ m
Securities	7.5	8.3
Treasury and Financial Products	8.8	2.4
Corporate and Investment Banking division	14.6	9.3

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer
since May 1, 2002

Uwe Foullong

Dietrich-Kurt Frowein

Dott. Gianfranco Gutty

Dr.-Ing. Otto Happel

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Mark Roach

Horst Sauer
until April 30, 2002

Dr. Erhard Schipporeit

Werner Schönfeld

Prof. Dr.-Ing. Ekkehard Schulz

Alfred Seum

Hermann Josef Strenger

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Jürgen Lemmer

Andreas de Maizière

Klaus Müller-Gebel

Michael Paravicini

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer

as of 31.12.2001	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	129,229	13,973	–	14,078	–	–	157,280
Traditional off-balance-sheet business	4,060	21,189	199	881	679	60	27,068
Derivatives business in investment portfolio	–	5,900	–	5,195	–	–	11,095
Risk-weighted assets, total	**133,289**	**41,062**	**199**	**20,154**	**679**	**60**	**195,443**

Risk-weighted market-risk position multiplied by 12.5	8,163
Total items to be risk-weighted	203,606
Liable capital	20,432
Eligible own funds	20,898
Core capital ratio (excluding market-risk position)	6.2
Core capital ratio (including market-risk position)	6.0
Own funds ratio (including market-risk position)	10.3

(26) Off-balance-sheet commitments

	31.3.2002 € m	31.12.2001 € m
Contingent liabilities	31,863	31,016
from rediscounted bills of exchange credited to borrowers	33	21
from guarantees and indemnity agreements	31,830	30,995
Irrevocable lending commitments	70,793	71,511
Other commitments	140	130

(27) Derivative transactions

Derivative transactions (investment and trading portfolios) involved the following nominal amounts and fair values:

31.3.2002	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	557,054	105,788	31,901	7,853	8,915
Interest-based forward transactions	1,497,629	824,679	625,622	26,689	27,476
Other forward transactions	85,541	82,641	4,250	5,040	4,328
Total	**2,140,224**	**1,013,108**	**661,773**	**39,582**	**40,719**
of which: traded on a stock exchange	*211,012*	*12,438*	*3,991*		

(24) Subordinated capital

	31.3.2002 € m	31.12.2001 € m	Change in %
Subordinated liabilities	7,844	8,011	-2.1
Profit-sharing rights outstanding	2,497	2,513	-0.6
Total	**10,341**	**10,524**	**-1.7**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	31.3.2002 € m	31.12.2001 € m	Change in %
Core capital	12,281	12,187	0.8
Supplementary capital	8,467	8,245	2.7
Total liable capital	**20,748**	**20,432**	**1.5**
Tier III capital	500	466	7.3
Eligible own funds	**21,248**	**20,898**	**1.7**

zum 31.3.2002	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	130,658	13,294	–	14,657	–	–	158,609
Traditional off-balance-sheet business	4,662	20,547	200	1,064	576	60	27,109
Derivatives business in investment portfolio	–	5,724	–	5,277	–	–	11,001
Risk-weighted assets, total	**135,320**	**39,565**	**200**	**20,998**	**576**	**60**	**196,719**

Risk-weighted market-risk position multiplied by 12.5	8,750
Total items to be risk-weighted	205,469
Liable capital	20,748
Eligible own funds	21,248
Core capital ratio (excluding market-risk position)	6.2
Core capital ratio (including market-risk position)	6.0
Own funds ratio (including market-risk position)	10.3

Remaining lifetimes	31.3.2002 € m	31.12.2001 € m	Change in %
due on demand	39	24	62.5
with agreed remaining lifetime of	184,505	190,646	-3.2
less than three months	37,245	35,554	4.8
more than three months, but less than one year	38,732	42,955	-9.8
more than one year, but less than five years	74,195	72,099	2.9
more than five years	34,333	40,038	-14.2
Total	**184,544**	**190,670**	**-3.2**

(21) Liabilities from dealing activities

	31.3.2002 € m	31.12.2001 € m	Change in %
Interest-based transactions	24,639	28,264	-12.8
Currency-based transactions	7,449	8,357	-10.9
Delivery commitments arising from short sales of securities	6,944	4,954	40.2
Other transactions	4,171	6,261	-33.4
Total	**43,203**	**47,836**	**-9.7**

(22) Provisions

	31.3.2002 € m	31.12.2001 € m	Change in %
Provisions for pensions and similar commitments	1,523	1,499	1.6
Other provisions	1,617	1,857	-12.9
Total	**3,140**	**3,356**	**-6.4**

(23) Other liabilities

	31.3.2002 € m	31.12.2001 € m	Change in %
Effects of measuring hedged subordinated capital items	124	230	-46.1
Deferred interest expenses for subordinated capital	465	381	22.0
Other liabilities, including deferred items	5,594	2,248	.
Total	**6,183**	**2,859**	**116.3**

(18) Liabilities to banks

	31.3.2002 € m	31.12.2001 € m	Change in %
due on demand	26,130	13,991	86.8
with remaining lifetime of	96,414	95,095	1.4
less than three months	50,090	59,233	–15.4
more than three months, but less than one year	29,006	18,603	55.9
more than one year, but less than five years	6,491	6,255	3.8
more than five years	10,827	11,004	–1.6
Total	**122,544**	**109,086**	**12.3**
of which: repos	20,788	16,884	23.1

(19) Liabilities to customers

	31.3.2002 € m	31.12.2001 € m	Change in %
Savings deposits	10,559	10,704	–1.4
with agreed period of notice of			
three months	9,821	9,773	0.5
more than three months	738	931	–20.7
Other liabilities to customers	101,728	105,694	–3.8
due on demand	37,684	36,589	3.0
with agreed remaining lifetime of	64,044	69,105	–7.3
less than three months	40,974	47,352	–13.5
more than three months, but less than one year	4,065	4,015	1.2
more than one year, but less than five years	7,333	6,203	18.2
more than five years	11,672	11,535	1.2
Total	**112,287**	**116,398**	**–3.5**
of which: repos	9,965	10,597	–6.0

(20) Securitized liabilities

	31.3.2002 € m	31.12.2001 € m	Change in %
Bonds and notes outstanding	143,724	143,627	0.1
Money-market instruments outstanding	40,682	46,258	–12.1
Own acceptances and promissory notes outstanding	380	331	14.8
Effects of measuring hedged items (hedge accounting)	–242	454	.
Total	**184,544**	**190,670**	**–3.2**

(14) Investments and securities portfolio (available-for-sale financial assets)

	31.3.2002 €m	31.12.2001 €m	Change in %
Claims on banks and customers not originated by the Bank	19,752	18,852	4.8
Bonds, notes and other fixed-income securities	78,437	74,767	4.9
Shares and other variable-yield securities	3,690	4,351	–15.2
Investments	5,557	5,225	6.4
Investments in associated companies	847	852	–0.6
Holdings in subsidiaries	397	408	–2.7
Total	**108,680**	**104,455**	**4.0**

(15) Intangible assets

	31.3.2002 €m	31.12.2001 €m	Change in %
Goodwill	1,359	1,380	–1.5
Other intangible assets	123	104	18.3
Total	**1,482**	**1,484**	**–0.1**

(16) Fixed assets

	31.3.2002 €m	31.12.2001 €m	Change in %
Land and buildings	707	739	–4.3
Office furniture and equipment	1,832	1,846	–0.8
Leased equipment	765	789	–3.0
Total	**3,304**	**3,374**	**–2.1**

(17) Other assets

	31.3.2002 €m	31.12.2001 €m	Change in %
Collection items	138	379	–63.6
Advance payments	428	722	–40.7
Sundry assets, including deferred items	4,867	1,895	.
Total	**5,433**	**2,996**	**81.3**

(12) Provision for possible loan losses

Development of provisioning	2002 €m	2001 €m	Change in %
As of January 1	5,946	5,658	5.1
Allocations	346	265	30.6
Deductions	187	189	–1.1
Utilized	99	79	25.3
Reversals	88	110	–20.0
Exchange-rate changes/transfers	12	13	–7.7
As of March 31	6,117	5,747	6.4

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision in the income statement of €254m for lending risks (see Note 2).

Level of provisioning	31.3.2002 €m	31.12.2001 €m	Change in %
Individual value allowances	5,218	5,104	2.2
Country value allowances	132	134	–1.5
General value allowances	418	410	2.0
Provisioning for balance-sheet items	5,768	5,648	2.1
Provisions in lending business	349	298	17.1
Total	6,117	5,946	2.9

(13) Assets held for dealing purposes

	31.3.2002 €m	31.12.2001 €m	Change in %
Bonds, notes and other fixed-income securities	35,384	40,419	–12.5
Shares and other variable-yield securities	17,244	12,617	36.7
Promissory notes held for trading purposes	383	669	–42.8
Positive fair values from derivative financial instruments	36,443	42,121	–13.5
Total	89,454	95,826	–6.6

Notes to the balance sheet

(9) Claims on banks

	31.3.2002 € m	31.12.2001 € m	Change in %
due on demand	17,987	13,825	30.1
other claims	48,232	49,567	−2.7
with a remaining lifetime of			
less than three months	24,236	28,836	−15.8
more than three months, but less than one year	13,049	10,458	24.8
more than one year, but less than five years	5,592	3,996	39.9
more than five years	5,305	6,277	−15.5
Total	**66,219**	**63,392**	**4.5**
of which: reverse repos	21,106	19,196	10.0

(10) Claims on customers

	31.3.2002 € m	31.12.2001 € m	Change in %
with indefinite remaining lifetime	22,496	17,096	31.6
other claims	201,327	203,219	−0.9
with a remaining lifetime of			
less than three months	49,459	48,356	2.3
more than three months, but less than one year	17,107	19,880	−13.9
more than one year, but less than five years	46,881	47,960	−2.2
more than five years	87,880	87,023	1.0
Total	**223,823**	**220,315**	**1.6**
of which: reverse repos	13,180	13,944	−5.5

(11) Total lending

	31.3.2002 € m	31.12.2001 € m	Change in %
Loans to banks[1]	16,072	15,725	2.2
Claims on customers	223,823	220,315	1.6
Bills discounted	324	428	−24.3
Claims not originated by the Bank[2]	19,752	18,852	4.8
less reverse repos and securities-lending transactions involving customers	14,592	15,578	−6.3
Total	**245,379**	**239,742**	**2.4**

1) excluding reverse repos and securities-lending transactions; 2) included in investments and securities portfolio.

The following breakdown shows the net income and expense items, by geographical market. The figures are assigned according to the seat of the branches or consolidated companies.

1.1.–31.3.2002 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consoli-dation	Total
Net interest income after provisioning	389	113	87	27	3	0	619
Net commission income	381	121	45	27	1	0	575
Net result on hedge accounting	–30	–2	0	0	0	0	–32
Trading profit	217	91	0	3	2	0	313
Net result on investments and securities portfolio	81	8	2	1	0	0	92
Operating expenses	1,044	243	86	40	1	–16	1,398
Other operating result	12	–9	–2	–1	0	–16	–16
Profit from ordinary activities	**6**	**79**	**46**	**17**	**5**	**0**	**153**

1.1.–31.3.2001 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consoli-dation	Total
Net interest income after provisioning	575	122	28	26	2	0	753
Net commission income	406	139	48	20	1	–1	613
Net result on hedge accounting	3	–2	1	0	0	0	2
Trading profit	217	71	20	3	1	0	312
Net result on investments and securities portfolio	65	41	23	0	0	0	129
Operating expenses	1,059	253	93	45	1	–21	1,430
Other operating result	–36	2	–3	1	0	–20	–56
Profit from ordinary activities	**171**	**120**	**24**	**5**	**3**	**0**	**323**

1.1.–31.3.2001 € m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securi-ties	Treasury and foreign exchange	Mortgage banking	Others/ consoli-dation	Total
Net interest income	286	3	460	17	124	146	–131	905
Provision for possible loan losses	–31	–	–89	–	–	–18	–14	–152
Net interest income after provisioning	255	3	371	17	124	128	–145	753
Net commission income	245	136	174	75	–12	–5	–	613
Net result on hedge accounting	–2	–	–3	–	–4	11	–	2
Trading profit	–	3	42	211	75	2	–21	312
Net result on investments and securities portfolio	–	–15	36	–	–4	2	110	129
Other operating result	–2	–23	–2	2	–1	–	–30	–56
Income, total	*496*	*104*	*618*	*305*	*178*	*138*	*–86*	*1,753*
Operating expenses	507	136	348	239	54	37	109	1,430
Profit from ordinary activities	–11	–32	270	66	124	101	–195	323
Taxes on income	–4	–3	98	27	46	35	–79	120
After-tax profit	–7	–29	172	39	78	66	–116	203
Profit/loss attributable to minority interests	8	–5	–12	–	–	–18	–	–27
Consolidated profit	1	–34	160	39	78	48	–116	176
Profit contribution from business passed on	1	40	11	4	5	0	–61	0
Result based on internal accounting	2	6	171	43	83	48	–177	176
Average equity tied up	1,415	373	6,369	1,307	827	1,227	452	11,970
Return on equity[1] **(%)**	0.6	6.4	10.7	13.2	40.1	15.6	.	5.9
Cost/income ratio (%)	96.2	130.8	49.2	78.4	30.3	23.7	.	75.1

1) annualized

(8) Segment reporting

Segment reporting in line with the primary reporting segment of business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual lines of business and their assignment to corporate divisions can be found on pages 94-95 of our 2001 annual report.

The comparable figures for the year-ago period have been adjusted in accordance with the rules of IAS 39 to reflect the effects of the revaluation of financial assets and liabilities and have been published in our 2001 annual report.

1.1.–31.3.2002 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury and foreign exchange	Mortgage banking	Others/ consolidation	Total
Net interest income	284	2	497	10	83	167	–170	873
Provision for possible loan losses	–33	0	–203	0	0	–18	0	–254
Net interest income after provisioning	251	2	294	10	83	149	–170	619
Net commission income	250	115	191	46	–13	–12	–2	575
Net result on hedge accounting	0	0	0	0	13	–45	0	–32
Trading profit	0	3	50	132	70	28	30	313
Net result on investments and securities portfolio	0	3	0	1	0	71	17	92
Other operating result	1	–25	27	2	0	2	–23	–16
Income, total	*502*	*98*	*562*	*191*	*153*	*193*	*–148*	*1,551*
Operating expenses	485	135	350	219	78	38	93	1,398
Profit from ordinary activities	**17**	**–37**	**212**	**–28**	**75**	**155**	**–241**	**153**
Taxes on income	7	–5	72	–10	27	61	–100	52
After-tax profit	**10**	**–32**	**140**	**–18**	**48**	**94**	**–141**	**101**
Profit/loss attributable to minority interests	1	–6	–11	0	0	–13	0	–29
Consolidated profit	**11**	**–38**	**129**	**–18**	**48**	**81**	**–141**	**72**
Profit contribution from business passed on	2	54	16	10	10	0	–92	0
Result based on internal accounting	**13**	**16**	**145**	**–8**	**58**	**81**	**–233**	**72**
Average equity tied up	**1,454**	**524**	**5,332**	**1,092**	**525**	**1,602**	**847**	**11,376**
Return on equity[1] (%)	**3.6**	**12.2**	**10.9**	**–2.9**	**44.2**	**20.2**	**.**	**2.5**
Cost/income ratio (%)	**90.7**	**137.8**	**45.8**	**114.7**	**51.0**	**18.0**	**.**	**77.5**

1) annualized

(4) Trading profit

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Securities department	132	211	–37.4
Treasury and Financial Products department	70	75	–6.7
Other	73	14	.
Net result on proprietary trading	**275**	**300**	**–8.3**
Net result on the measurement of derivative financial instruments	38	12	.
Total	**313**	**312**	**0.3**

(5) Net result on investments and securities portfolio

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	63	39	61.5
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	29	90	–67.8
Total	**92**	**129**	**–28.7**

(6) Other operating result

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Other operating income	108	86	25.6
Other operating expenses	96	119	–19.3
Amortization of goodwill	28	23	21.7
Total	**–16**	**–56**	**–71.4**

(7) Operating expenses

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Personnel expenses	766	776	–1.3
Other expenses	473	512	–7.6
Current depreciation on fixed assets and other intangible assets	159	142	12.0
Total	**1,398**	**1,430**	**–2.2**

Notes to the income statement

(1) Net interest income

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	4,685	5,219	-10.2
Dividends from securities	25	12	108.3
Current result from investments, investments in associated companies and holdings in subsidiaries	56	40	40.0
Current income from leasing	76	85	-10.6
Interest received	*4,842*	*5,356*	*-9.6*
Interest paid for subordinated capital and other interest paid	3,906	4,378	-10.8
Current expenses from leasing	63	73	-13.7
Interest paid	*3,969*	*4,451*	*-10.8*
Total	**873**	**905**	**-3.5**

(2) Provision for possible loan losses

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Allocations	-346	-265	30.6
Reversals of provisions	88	110	-20.0
Balance of direct write-downs and amounts received on written-down claims	4	3	33.3
Total	**-254**	**-152**	**67.1**

(3) Net commission income

	1.1.-31.3.2002 € m	1.1.-31.3.2001 € m	Change in %
Securities transactions	234	255	-8.2
Foreign commercial business and payment transactions	94	88	6.8
Guarantees	30	35	-14.3
Asset management	138	130	6.2
Income from syndicated business	14	43	-67.4
Other net commission income	65	62	4.8
Total	**575**	**613**	**-6.2**

Net commission income includes €84m (previous year: €46m) of commissions paid.

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows in the first quarter of 2002:

€ m	Equity	Minority interests
Equity as of 31.12.2000	**12,523**	**1,233**
Effects of first-time application of IAS 39	1,095	–96
Equity as of 1.1.2001	**13,618**	**1,137**
Changes in 2001 financial year	–1,858	207
Equity as of 31.12.2001	**11,760**	**1,344**
Changes in the current financial year		
a) Subscribed capital	–1	–
Capital increases	–	–
Changes in treasury shares	–1	–
b) Capital reserve	–6	–
Capital increases	–	–
Changes in treasury shares	–6	–
c) Retained earnings	–	–
d) Net changes in revaluation reserve	118	–183
e) Net changes arising from cash flow hedges	348	14
f) Reserve arising from currency translation	–15	–1
g) Consolidated profit (1.1.-31.3.)	72	29
Equity as of 31.3.2002	**12,276**	**1,203**

cash flow statement

€ m	2002	2001
Cash and cash equivalents as of 1.1.	**7,632**	**7,895**
Net cash provided by operating activities	–193	8,167
Net cash used by investing activities	–3,951	–8,808
Net cash provided by financing activities	–190	242
Total cash flow	**–4,334**	**–399**
Effects of exchange-rate changes	2	4
Cash and cash equivalents as of 31.3.	**3,300**	**7,500**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

consolidated balance sheet

Assets	Notes	31.3.2002 €m	31.12.2001 €m	Change in %
Cash reserve		3,300	7,632	-56.8
Claims on banks	(9, 11)	66,219	63,392	4.5
Claims on customers	(10,11)	223,823	220,315	1.6
Provision for possible loan losses	(12)	-5,768	-5,648	2.1
Positive fair values from derivative hedging instruments		3,139	3,868	-18.8
Assets held for dealing purposes	(13)	89,454	95,826	-6.6
Investments and securities portfolio	(14)	108,680	104,455	4.0
Intangible assets	(15)	1,482	1,484	-0.1
Fixed assets	(16)	3,304	3,374	-2.1
Tax assets		3,146	3,618	-13.0
Other assets	(17)	5,433	2,996	81.3
Total		**502,212**	**501,312**	0.2

Liabilities and equity	Notes	31.3.2002 €m	31.12.2001 €m	Change in %
Liabilities to banks	(18)	122,544	109,086	12.3
Liabilities to customers	(19)	112,287	116,398	-3.5
Securitized liabilities	(20)	184,544	190,670	-3.2
Negative fair values from derivative hedging instruments		4,460	5,381	-17.1
Liabilities from dealing activities	(21)	43,203	47,836	-9.7
Provisions	(22)	3,140	3,356	-6.4
Tax liabilities		2,031	2,098	-3.2
Other liabilities	(23)	6,183	2,859	116.3
Subordinated capital	(24)	10,341	10,524	-1.7
Minority interests		1,203	1,344	-10.5
Equity of Commerzbank Group		12,276	11,760	4.4
Subscribed capital		1,393	1,394	-0.1
Capital reserve		6,191	6,197	-0.1
Retained earnings		4,046	4,046	0.0
Revaluation reserve		307	189	62.4
Measurement of cash flow hedges		-49	-397	87.7
Reserve arising from currency translation		99	114	-13.2
2001 net profit[1]		217	217	.
Net profit 1.1.-31.3.2002		72	–	.
Total		**502,212**	**501,312**	0.2

1) after withdrawal from retained earnings

In order to calculate basic earnings per share, the net profit of €72m (31.3.2001: €176m) for the period under review is divided by the average number of shares outstanding during this period of 536.6m (31.3.2001: 531.9m).

	1.1.–31.3.2002	1.1.–31.3.2001
	€	€
Basic earnings per share	0.13	0.33

As of March 31, 2002, no exercisable conversion or option rights were outstanding. Diluted earnings per share, therefore, correspond to basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2002		2001		
Net interest income	873	888	859	929	905
Provision for possible loan losses	–254	–356	–242	–177	–152
Net interest income after provisioning	619	532	617	752	753
Net commission income	575	482	569	603	613
Net result on hedge accounting	–32	35	15	11	2
Trading profit	313	537	58	290	312
Net result on investments and securities portfolio	92	114	–74	50	129
Other operating result	–16	–178	–5	19	–56
Income	*1,551*	*1,522*	*1,180*	*1,725*	*1,753*
Operating expenses	1,398	1,487	1,459	1,479	1,430
Profit from ordinary activities before restructuring expenses	**153**	**35**	**–279**	**246**	**323**
Restructuring expenses	–	282	–	–	–
Profit from ordinary activities after restructuring expenses	**153**	**–247**	**–279**	**246**	**323**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**153**	**–247**	**–279**	**246**	**323**
Taxes on income	52	–222	–104	92	120
After-tax profit	**101**	**–25**	**–175**	**154**	**203**
Profit/loss attributable to minority interests	–29	16	–16	–28	–27
Net profit	**72**	**–9**	**–191**	**126**	**176**

Declaration of compliance with the International Accounting Standards (IAS) and German Accounting Standard no. 6 (GAS 6)

Accounting principles
Within the Commerzbank Group, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB for our consolidated annual financial statements. The present interim report was prepared pursuant to IAS 34 for the Commerzbank Group as of March 31, 2002, in accordance with the IASs published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC). On principle, the same accounting and valuation methods as for the 2001 consolidated financial statements were employed in preparing this interim report and in calculating the comparable year-earlier figures.

Deviating from the interim report as of March 31, 2001, we have adjusted the comparable figures for the first quarter of 2001 to the information provided in our annual report for 2001, due to the first-time application of IAS 39.

This interim report also meets the provisions of GAS 6 on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies
Since December 31, 2001, no changes have occurred in the list of consolidated companies.

consolidated income statement

	Notes	1.1.–31.3.2002 € m	1.1.–31.3.2001 € m	Change in %
Net interest income	(1)	873	905	–3.5
Provision for possible loan losses	(2)	–254	–152	67.1
Net interest income after provisioning		619	753	–17.8
Net commission income	(3)	575	613	–6.2
Net result on hedge accounting		–32	2	.
Trading profit	(4)	313	312	0.3
Net result on investments and securities portfolio	(5)	92	129	–28.7
Other operating result	(6)	–16	–56	.
Operating expenses	(7)	1,398	1,430	–2.2
Profit from ordinary activities		153	323	–52.6
Extraordinary profit		–	–	–
Pre-tax profit		**153**	**323**	**–52.6**
Taxes on income		52	120	–56.7
After-tax profit		**101**	**203**	**–50.2**
Profit/loss attributable to minority interests		–29	–27	7.4
Net profit		**72**	**176**	**–59.1**

weak year in 2001, retail banking moved back into the black with a plus of €11m. In asset management, we recorded a negative result of €38m, which is reflected in an unsatisfactory cost/income ratio of 137.8%. The result was also negative in the securities segment, at €18m, above all due to the €79m fall in the trading profit.

All in all, this translates into a return on equity of 2.5% and a cost/income ratio of 77.5% for the Commerzbank Group. We will improve these key ratios in the course of the year. Systematic adherence to the cost-cutting offensive and to our CB 21 programme for boosting earnings, together with other structural measures, will all be positive in this respect.

New, more efficient structures

Apart from the planned changes in asset management, the structural innovations include the creation of two additional head-office departments. As from June, Private Banking will become an independent banking department, reflecting its increasing significance. At the same time, a new staff department, Financial Controlling, will step up existing efforts in this area from mid-year onwards. Last but not least, we have adapted our credit organization to the new "Minimum requirements for the credit business of credit institutions" (MaK).

As part of our efforts to concentrate our foreign network, we have closed our representative offices in Warsaw and Rio de Janeiro. The number of branches in Germany has been reduced to 789.

We are confident as regards our performance in the further course of the year. Our measures and programmes are having an impact and our employees are highly committed to putting our Bank back on a course that combines success and long-term growth.

Frankfurt am Main, May 2002
The Board of Managing Directors



Net commission income reflects weak bourse turnover

As our customers continue to be reluctant to enter into securities transactions, we are not satisfied with the development of net commission income. It fell 6.2% short of the first quarter of 2001. In payments and, encouragingly, in asset management as well, we achieved slight increases, whereas we registered declines for other types of commission. All told, though, our result of altogether €575m was €93m higher than in the previous quarter.

The net result on hedge accounting reflects the gains and losses attributable to effective hedges. As of March 31, we had a negative balance of €32m.

In our trading in interest-rate risks, we achieved a €28m higher result; however, in both equities and foreign-exchange dealing we were unable to repeat our year-ago figures. Overall, our trading profit, rising to €313m, was 0.3% stronger than in the first quarter of 2001. This figure includes the net result of €38m on the measurement of derivative financial instruments which do not qualify for hedge accounting.

The net result on the investments and securities portfolio fell by practically 29% to €92m. So far this year, we have not disposed of any major blocks of shares or equity investments; the proceeds mainly derive from the management of our portfolio of fixed-income securities.

Own funds reach €23.8bn

Commerzbank Group, March 31, 2002


Profit-sharing certificates outstanding
Subordinated liabilities
Minority interests
Reserve arising from currency translation
Consolidated profit 2001 and 1st quarter 2002
Subscribed capital
Capital reserve
Retained earnings
Revaluation reserve and measurement of cash flow hedges

Rise in costs halted

The first few months of the year have confirmed that the cost-cutting measures which we adopted last summer are having an impact. Both our personnel and other operating expenses are lower than the comparable year-ago figures. Personnel expenses were down by 1.3% to €766m; as of March 31, the Commerzbank Group had a workforce of 38,665, which was 816 fewer than at end-2001. We managed to pare down our other operating costs by 7.6%, or €39m, to €473m. Growth rates were only registered for write-downs on fixed assets; these rose by 21% to €159m. All told, operating expenses declined by 2.2% to just under €1.4bn. We are confident that we will achieve our goal of bringing operating expenses down to their level in 2000 this year.

The balance of other income and expense items improved by €40m to a minus of €16m. Unlike in the previous year, no notable non-recurring expenses were incurred or are to be expected. Other expenses include regular amortization of goodwill in an amount of €28m.

The balance of all income and expense items yields a pre-tax profit of €153m. This derives exclusively from operating business in Germany and abroad. After taxes – at a tax ratio of around 34% – and the profits and losses attributable to minority interests have been deducted, a net profit of €72m remains, compared with €176m in the first quarter of 2001. Our earnings per share stand at €0.13 compared with €0.33 a year earlier.

Continuing success in corporate banking

The segment reporting for the first quarter of 2002 reveals an uneven picture. Once again, the largest profit – of €129m – was achieved by the corporate customers and institutions segment, which combines the Corporate Banking, Financial Institutions, Real Estate and Multinational Corporates departments. However, due to the high level of equity tied-up, its return on equity no more than barely reached double figures. The mortgage banks also fared well, producing a profit contribution of €81m. Treasury and foreign exchange achieved a profit of €48m. After a

interim report as of march 31, 2002

To our shareholders

This spring, the signs seem to be pointing towards an economic upswing again. After a good start in the United States, the first indicators in the second quarter are suggesting a recovery in Western Europe as well. Apart from interest-rate cuts by the central banks and the improved economic setting, lower inflation is also a factor here. Economic growth in Germany and Europe will average 1% and 1½%, respectively, and there are good prospects that the upswing will continue next year. The cyclical rebound in the USA and Western Europe in the second half of 2002 will lead to a change of course in monetary policy. By year-end, we also expect somewhat higher long-term interest rates and a firmer euro in the foreign-exchange market.

These perspectives, combined with the prospect of brisker activity in the stock markets, caused us to enter 2002 with confidence. However, this is also based on the fact that our cost-cutting and earnings-boosting offensives are yielding the expected success.

Group's balance-sheet total virtually unchanged

At €502.2bn, the Commerzbank Group's balance-sheet total was a mere 0.2% larger than at year-end. While claims on banks and on customers increased slightly to €2.8bn and €3.5bn, respectively, assets held for dealing purposes declined by €6.4bn. We reduced our risk-weighted assets by €5.3bn compared with March 31, 2001.

On the borrowing side, liabilities to banks rose by €13.5bn; by contrast, customers' deposits and securitized liabilities were €4.1bn and €6.1bn lower.

The changes in equity are almost entirely due to the volatility of items according to IAS 39. The revaluation reserve, for instance, expanded by €118m to €307m on account of the more positive bourse environment; the measurement of cash flow hedges rose by €348m, and now stands at only −€49m. With the profit from the first quarter of this year included, equity was 4.4% higher than at year-end, reaching €12.3bn.

Provisioning substantially increased

At €873m, the Commerzbank Group's net interest income fell 3.5% short of that in the first quarter of last year. However, we expect profit contributions to rise again in the course of the year; above all, the trend for margins in corporate-customer business is positive.

In the first quarter of 2001, provisions for possible loan losses had been €152m, climbing steadily to reach €356m in the final quarter. For the first three months of this year, we formed valuation allowances amounting to €254m. We expect the need for provisioning to amount to somewhat more than a billion euros for 2002 as a whole. For even if economic performance picks up in the course of the year, the number of insolvencies in our core market will continue to rise for some time.

While net interest income after provisioning was 17.8% lower than in the relatively good first quarter of last year, it registered a 16.4% increase on the final three months of last year.

Risk-conscious expansion

Commerzbank Group, in € bn


500
400
300
200
100
0
1998
1999
2000
2001
31.3.2002
Business volume
Risk-weighted assets (BIS)

highlights of commerzbank group

	1.1.–31.3.2002	1.1.–31.3.2001
Income statement		
Pre-tax profit (€ m)	153	323
Net profit (€ m)	72	176
Earnings per share (€)	0.13	0.33
After-tax return on equity[1] (%)	2.5	5.9
Cost/income ratio before provisioning (%)	77.5	75.1
	31.3.2002	**31.12.2001**
Balance sheet		
Balance-sheet total (€ bn)	502.2	501.3
Risk-weighted assets according to BIS (€ m)	205.5	203.6
Equity (€ bn)	12.3	11.8
Own funds (€ bn)	23.8	23.6
BIS capital ratios		
Core capital ratio (%, excluding market-risk position)	6.2	6.2
Core capital ratio (%, including market-risk position)	6.0	6.0
Own funds ratio (%)	10.3	10.3
	31.3.2002	**31.3.2001**
Commerzbank share		
Number of shares outstanding[2] (million units)	535.8	532.9
Share price (€, 1.1.–31.3.) high	21.50	33.60
low	17.20	28.02
Book value per share (€)	22.91	23.84
Market capitalization (€ bn)	11.2	17.0
Staff		
Germany	31,065	31,969
Abroad	7,600	7,494
Total	38,665	39,463
Short/long-term rating		
Moody's Investors Service, New York	P-1/A1	P-1/AA3
Standard & Poor's, New York	A-1/A	A-1/A+
Fitch IBCA, London	F1/A	F1/A+

1) annualized; 2) after deduction of treasury shares

The figures contained in this report are unaudited.

COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

02 MAY 22 AM 10: 1

May 9, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the right undersigned at (212)400-5849.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven Troyer
Vice President & Counsel (USA)

Renee Pecot-Xenakis
Assistant Treasurer

enclosure

COMMERZBANK

Ad hoc release

For the business editor

May 8, 2002

Commerzbank returns to profit in first quarter 2002

With a pre-tax profit of 153 million euros – resulting entirely from operating business – the Commerzbank Group achieved a turnaround in earnings in the first quarter of the year. Its earnings per share amounted to 0.13 euros compared with 0.33 euros in the good first quarter of 2001. The bank registered a return on equity of 2.5% and a cost/income ratio of 77.5%.

The bank's board of managing directors sounded a confident note in the interim report for performance in the further course of the year. In particular, having cut operating expenses by 2.2% in a year-on-year comparison, they expect to achieve their target of reducing costs to their 2000 level for the year as a whole. At the same time, however, they believe provisioning will rise to just over one billion euros; 254 million euros of this amount has already been set aside for the first quarter of 2002.

Commerzbank AG
Corporate Communications – Press Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
e-mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Key income statement items (in million euros):

	Q1 2002	Q1 2001	Q4 2001
Net interest income	873	905	888
Provisioning	-254	-152	-356
Net commission income	575	613	482
Trading profit	313	312	537
Result on investments/securities	92	129	114
Operating expenses	1,398	1,430	1,487
Pre-tax profit	153	323	-247
Net profit	72	176	-9

The full interim report is available on the internet at:

www.commerzbank.de/navigate/irel_frm.htm